UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

(Amendment No. 1)

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

For the month of May 2025

Commission File Number: 001-36625

CyberArk Software Ltd.
(Translation of registrant’s name into English)

CyberArk Software Ltd.
9 Hapsagot St.
Park Ofer 2, POB 3143
Petach-Tikva, 4951041 Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE

CyberArk Software Ltd. (the “Company”) is furnishing this Amendment No. 1 on Form 6-K/A (the “Amendment”) for the sole purpose of correcting an error in the proxy card for use in connection with the Company’s annual general meeting of shareholders (the “Meeting”) to be held at 4:00 p.m. (Israel time) on June 24, 2025, at the Company’s offices at 9 Hapsagot St., Park Ofer B, Petach-Tikva, Israel.

In the Company’s Report of Foreign Private Issuer on Form 6-K furnished with the U.S. Securities and Exchange Commission on May 20, 2025, the Company furnished the following documents:

(i)	proxy statement with respect to the Meeting to be held at 4:00 p.m. (Israel time) on June 24, 2025, at the Company’s offices at 9 Hapsagot St., Park Ofer B, Petach-Tikva, Israel, describing proposals to be voted upon at the Meeting, the procedure for voting in person or by proxy at the Meeting and various other details related to the Meeting; and

(ii)	a proxy card for use in connection with the Meeting.

A revised proxy card is furnished with this Amendment as Exhibit 99.2. No changes have been made to the proxy statement previously furnished as Exhibit 99.1.

This Amendment is incorporated by reference into the Company’s registration statements on Form S-8 (File Nos. 333-200367, 333-202850, 333-216755, 333-223729, 333-230269, 333-236909, 333-254152, 333-254154, 333-263436, 333-270222, 333-270223, 333-277932, 333-280349, 333-285753 and 333-285751).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CYBERARK SOFTWARE LTD.

Date: June 3, 2025	By:	/s/ Meital Koren
Name: Meital Koren
Title: VP Legal, Corporate Secretary

EXHIBIT INDEX

Exhibit	Description

99.1
Proxy statement for the annual general meeting of shareholders of the Company to be held on June 24, 2025 (incorporated by reference to Exhibit 99.1 to the Company’s Report of Foreign Private Issuer on Form 6-K furnished on May 20, 2025).

99.2	Proxy card for the annual general meeting of shareholders of the Company to be held on June 24, 2025.